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                      Filed by Jones Pharma Incorporated

       Pursuant to Rule 425 under the Securities and Exchange Act of 1933
                         Commission File No.: 000-15098
                  Subject Company: Jones Pharma Incorporated



THE FOLLOWING IS THE TEXT OF AN OUTLINE FOR A PORTION OF A CONFERENCE CALL HELD BY REPRESENTATIVES OF KING PHARMACEUTICALS, INC. AND JONES PHARMA INCORPORATED ON JULY 13, 2000.



                       KING PHARMACEUTICALS / JONES PHARMA
                              DRAFT TALKING POINTS
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Operator

- Welcome to the King Pharmaceuticals and Jones Pharma conference call. A digital replay of this call will be available for two weeks after today. The US number to access this call is (888) 264-3165 and the international number is (402) 220-0140. The access code is 7927.

-        [Provide information regarding how questions can be asked.]

-        I would now like to turn the call over to John Gregory.

John Gregory

-        Good morning, this is John Gregory, Chairman and CEO of King
         Pharmaceuticals.

- Thank you for joining us to discuss King Pharmaceuticals' recently announced merger with Jones Pharma.

- Before we begin, I would just like to say that this conference call may contain forward-looking statements which reflect Management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory actions and competing products. Any changes in such assumptions or external factors could produce significantly different results. Certain factors that may cause actual results to differ materially from the forward-looking statements are discussed on King's current Form 10-K and other filings with the SEC.

- With me today are Dennis Jones, Chairman and CEO of Jones Pharma, Andrew Franz, COO of Jones Pharma, Mike Bramblett, Executive Vice President, Business Development of Jones Pharma, Jeff Gregory, President of King Pharmaceuticals, Joseph Gregory, Vice Chairman of Operations for the Board of Directors of King Pharmaceuticals; Richard Williams, Vice-Chairman of Research for the Board of Directors of King Pharmaceuticals, Ernest Bourne, President of the International Division of King Pharmaceuticals, and John Bellamy, Executive Vice President, Legal Affairs and General Counsel of King Pharmaceuticals.

- As you know from our press release, King has entered into a definitive agreement to merge with Jones in a stock-for-stock pooling-of-interests transaction that will be tax free to both King and Jones Shareholders. As part of the transaction, King will offer 1.125 shares of its stock for each share of Jones.

-        Jones is an excellent merger partner for the following reasons:

         * Jones adds scale to King, and will position us among the largest, highest quality emerging growth pharmaceutical companies;


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                       KING PHARMACEUTICALS / JONES PHARMA
                              DRAFT TALKING POINTS
--------------------------------------------------------------------------------


         * The merger combines two of the strongest performers in the emerging growth pharmaceutical industry;

         * It diversifies our product portfolio by providing multiple new growth engines with attractive margins;

         * It complements our current therapeutic focus. For example, several of Jones' products are prescribed heavily by general practitioners and by women's health physicians, both of which are key focuses of King's sales force;

         *        The merger enhances our marketing capabilities;

         * It provides increased liquidity and further strengthens the balance sheet of King. The cash and capital strength that this transaction adds provides even a stronger platform for additional growth;

         * Productivity and efficiency gains will be realized by cross-selling opportunities for the combined sales force; and

         * It will be immediately accretive to earnings in 2000, and we expect it to be in the range of 3% to 4% accretive to earnings in 2001.

         *        Dennis Jones will serve as a consultant for a period of time.

- I am also proud that Drew Franz, the current President and COO of Jones, will be joining King's Board of Directors and will become President and CEO of the Jones subsidiary. We have very much enjoyed working with Drew and look forward to the benefit of his insight and experience going forward. In addition, we think that Dennis Jones has built a tremendous management team and we look forward to working with them in the future.

- I would now like to turn the call over to the Chairman and CEO of Jones, Dennis Jones.

Dennis Jones

-        Thank you John.

-        We believe this merger also makes strategic sense for Jones:

- It provides Jones shareholders with a stake in a fully integrated specialty pharmaceutical company with a promising R&D pipeline as well as outstanding marketing strength;

- Jones can now take advantage of a combined sales and marketing infrastructure of over 400 sales people to increase the marketing efforts of its products, particularly with general practitioners and family practitioners, a great strength of King;

- Diversifies Jones' therapeutic presence, including large, growing markets such as the $4 billion ACE inhibitor market: Altace, King's key growth driver, is one of the most promising ACE inhibitors, and is patent protected until 2008;


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                       KING PHARMACEUTICALS / JONES PHARMA
                              DRAFT TALKING POINTS
--------------------------------------------------------------------------------


- The companies are very complementary, in terms of our business strategies, therapeutic strengths, and culture;

- Jones can take advantage of King's historical expertise in maximizing a product's potential and extending its life through product life cycle management;

- The merger enables Jones shareholders to share in the substantial top and bottom line synergies; and

- Jones shareholders can also enjoy the benefits of ownership in a more liquid company with a market capitalization in excess of $7 billion.

- Jones is a specialty pharmaceutical company with a portfolio of niche products in endocrinology and critical care.

- Jones currently markets 5 key products, which accounted for 90% of its sales in 1999: Levoxyl, Thrombin, Tapazole, Cytomel / Triostat, and Brevital. Jones owns the rights to market all products in the US [and Puerto Rico].

         *        LEVOXYL is indicated for the treatment of hypothyroidism.
                  Levoxyl ranks #2 in the $500MM hypothyroid market with a 23% market share. Levoxyl had sales of $33MM in 1999 and $15MM in the first three months of 2000. Levoxyl has achieved a 22% growth rate since 1997, its first full year as a Jones product. Levoxyl is highly complementary to King's general practitioner and women's health franchises, and we expect that it can benefit from promotion through King's existing sales force;

         * THROMBIN-JMI is used in the operating room as a hemostasis agent and is one of the leading products in this market. Thrombin-JMI is the leading bovine thrombin product in the US. Thrombin sales were $34MM in 1999 and have increased rapidly over the past 10 years. King believes that Thrombin can complement the products currently marketed by King's hospital sales force;

         * TAPAZOLE is indicated for hyperthyroidism and is #1 in its market with a 54% market share. Tapazole net sales have grown from $25MM in 1998 to $27MM in 1999;

         * CYTOMEL is indicated for acute hypothyroidism. Cytomel's sales have been growing rapidly since Jones acquired the product in 1997. Cytomel has recently been the subject of several studies on its ability to enhance antidepressant activity. [King has historically demonstrated its expertise in product life cycle management and intends to explore potential options with respect to this product.] As in the case of Levoxyl, King intends to allocate part of its sales force to enhance sales of this product to GP/FPs;

         * BREVITAL is a general anaesthetic agent that can be used for induction into anaesthesia or as a primary anaesthetic agent. Brevital competes in the $500MM general anaesthetic agent market in the US.


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                       KING PHARMACEUTICALS / JONES PHARMA
                              DRAFT TALKING POINTS
--------------------------------------------------------------------------------


- [Personal thoughts to be added by Dennis Jones, i.e. I am also excited about this transaction because of my confidence in King and its management team. I feel this is an appropriate time, for personal reasons, for me to step down as the CEO of Jones, but I will be remaining with the Company as a consultant for a period of time, and Jones' strong management team, including Drew Franz and Mike Bramblett, will be assuming positions in the combined company]

- I would now like to turn the call over to the Vice Chairman of Research for the Board of Directors of King, Richard Williams.

Richard Williams

-        Thank you Dennis. Some key highlights of the transaction:

- King will be issuing 1.125 shares of its stock for each Jones share, which represents a 35% premium over Jones' 30 day average trading price.

- It should be noted that if King's stock price falls below $29.33, Jones has the right to walk away from the transaction, unless King delivers $33.00 worth of its stock to Jones' shareholders.

- The transaction includes standard deal protection provisions such as a termination fee in the event another party attempts to acquire Jones.

- In addition to providing King with a portfolio of strong, high margin niche products, this deal offers a few other benefits including:

         * net cash of approximately $175MM after transaction and related closing costs which will be used to further strengthen our balance sheet, and

         * enhancing our liquidity since we will be issuing approximately $3BN in equity to Jones shareholders.

-        This transaction is expected to add approximately 3% to 4% to 2001 EPS.

-        King has a proven ability to successfully integrate acquisitions.

         * We had a smooth transition with the Medco Research acquisition and successfully completed that acquisition this spring;

         * Before that, the acquisition of Altace and the integration of that product into our company has been very successful, as demonstrated by the strength of new prescriptions currently running at 75% growth versus October 1999;

         * And King believes that the integration of Jones would be relatively straight forward given the limited operational overlap between the two companies.

- I would now like to turn the call back to our CEO, John Gregory to cover other significant news for King.


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                       KING PHARMACEUTICALS / JONES PHARMA
                              DRAFT TALKING POINTS
--------------------------------------------------------------------------------


John Gregory

- In addition to the Medco acquisition, King has recently released significant news on Altace.

- As you know, on May 1, 2000, the FDA's Cardio-Renal Drugs Advisory Committee unanimously recommended the approval of Altace for additional indications after new data from the HOPE Study was submitted that demonstrated significant reduction of myocardial infarction, stroke, and death from cardiovascular causes in patients at risk for such cardiovascular events. The Advisory Committee recommended King's sNDA.

- On June 23, King announced the signing of a co-promotion agreement with American Home Products. American Home Products will co-promote Altace in the US with its approximately 1,000 sales representatives, bringing the total sales force promoting Altace to over 1,300. The co-promotion agreement constitutes a crucial step towards increasing GP/FP's awareness of our key drug which we believe will result in increased sales. Under the terms of the transaction, AHP also agreed to divest to King its rights in the U.S. and Puerto Rico to Nordette, an oral contraceptive, and Bicillin and Wycillin, two injectable penicillin products. All three products had approximately $50MM of combined revenues in 1999.

- On May 23, King began trading on the New York Stock Exchange, the most prestigious exchange in the world, which benefits our shareholders by providing increased visibility and liquidity to a larger base of potential investors.

- In closing, I would like to recognize Dennis for his contributions over the last 19 years, and for his leadership in building Jones and the emerging growth pharmaceutical industry in general. I also would just like to say that I personally believe this combination will establish King as the premier emerging growth pharmaceutical company in the country.

-        Thank you. We can now take any questions you have.

Operator

-        [Repeat dial-in times and phone numbers.]

-        [Provide instruction for asking questions.]
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                                  * * * * * * *

This outline may contain forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Some important factors which may cause results to differ include: the ability of King and Jones to consummate the contemplated merger described above, including approval by the shareholders of both King and Jones, management of King's growth and integration of its acquisitions, specifically including, but not limited to, the contemplated merger, the ability of King to realize potential synergies from the contemplated merger, significant leverage and debt service requirements of King, dependence on King's ability to continue to acquire branded products, dependence on sales of King's products, the high cost and uncertainty of research, clinical trials, and other development activities involving pharmaceutical products, and the unpredictability of the duration and results of the U.S. Food and Drug Administration's review of New Drug Applications and other filings and/or the review of other regulatory agencies worldwide. Other important factors which may cause results to differ materially from the forward-looking statements are discussed in various sections of King's and Jones' latest Form 10-K and other filings with the Securities and Exchange Commission. King does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

                                  * * * * * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. This document does not constitute an offer or sale of securities. Shareholders of Jones and other investors are urged to read the joint proxy statement/prospectus which will be included in the registration statement on Form S-4 to be filed by King in connection with the merger because it will contain important information. After this document is filed, it will be available free of charge on the Securities and Exchange Commission's website at www.sec.gov and from Jones by mail to Jones Pharma Incorporated, 1945 Craig Road, St. Louis, Missouri 63146, Attention: Investor Relations, Telephone
(314) 576-6100.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

King plans to file a registration statement on Form S-4 with the SEC in connection with the merger, and Jones and King expect to mail a joint proxy statement/prospectus to shareholders of Jones and King containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY ARE AVAILABLE. The registration statement and the joint proxy statement/prospectus will contain important information about Jones, King, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents may also be obtained from Jones by mail to Jones Pharma Incorporated, 1945 Craig Road, St. Louis, Missouri 63146, Attention: Investor Relations, Telephone (314) 576-6100. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

In addition to the registration statement and the joint proxy statement/prospectus, King and Jones file annual, quarterly and special reports, proxy statements and other information with the commission. You may read and copy any reports,
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statements or other information filed by King or Jones at the SEC Public
Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. King's and Jones' filings with the commission are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

King, its directors, executive officers and certain other members of management and employees may be soliciting proxies from King shareholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.

Jones, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Jones shareholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.